As filed with the Securities and Exchange Commission on March 9, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(§240.13e-100)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 5)

CHYRONHEGO CORPORATION

(Name of the Issuer)

CHYRONHEGO CORPORATION

VECTOR CH HOLDINGS (CAYMAN), L.P.

CH MERGER SUB, INC.

Vector Capital IV International, L.P.

Vector Entrepreneur Fund III, L.P.

Vector Capital Partners III, L.P.

Vector Capital Partners IV, L.P.

Vector Capital, Ltd.

Vector Capital, L.L.C.

Alexander R. Slusky

JOHAN APEL

WESTHILL GROUP AB

SÖREN KJELLIN

MAXFLYT AB

(Names of Persons Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

171607104

(CUSIP Number of Class of Securities)

ChyronHego Corporation 5 Hub Drive Melville, NY 11747 Attention: Johan Apel (631) 845-2000	Roger L. Ogden Chairman of the Special Committee of the Board of Directors of ChyronHego Corporation 5 Hub Drive Melville, NY 11747 (631) 845-2000

Vector CH Holdings (Cayman), L.P.

CH Merger Sub, Inc.

Vector Capital IV International, L.P.

Vector Entrepreneur Fund III, L.P.

Vector Capital Partners III, L.P.

Vector Capital Partners IV, L.P.

Vector Capital, Ltd.

Vector Capital, L.L.C.

Alexander R. Slusky

c/o Vector Capital Management, L.P.

One Market Street, Steuart Tower, 23rd Floor

San Francisco, CA 94105

(415) 293-5000

Attn: David Baylor

Johan Apel Westhill Group AB Sören Kjellin Maxflyt AB c/o ChyronHego Corporation 5 Hub Drive Melville, NY 11747 Attention: Johan Apel (631) 845-2000

(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

COPIES TO:

Daniel DeWolf, Esq. Megan Gates, Esq. Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C. 666 Third Avenue New York, NY 10017 (212) 935-3000	Steve L. Camahort, Esq. Jeffrey Wolf, Esq. Shearman & Sterling LLP Four Embarcadero Center, Suite 3800 San Francisco, CA 94111 (415) 616-1100	Steven A. Fishman, Esq. Proskauer Rose LLP Eleven Times Square New York, NY 10036 (212) 969-3000

This statement is filed in connection with (check the appropriate box):

a.	☒

The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
$96,812,233	$11,249.59

*

This calculation is based upon $0.0001162 multiplied by the transaction valuation shown above. For purposes of calculating this fee only, the transaction valuation is based on the aggregate number of securities to which the transaction applies multiplied by the merger consideration of $2.82 per share. For purposes of calculating the aggregate number of securities only, this number is based on (i) 32,141,724 shares of ChyronHego Corporation common stock outstanding and owned by shareholders other than 8,258,706 shares (the “Rollover Shares”) owned by the Rollover Holders (as defined below); (ii) outstanding stock options to purchase an aggregate of 5,487,907 shares of ChyronHego Corporation common stock with exercise prices below the merger consideration of $2.82 per share which are eligible to be cashed out in the merger and (iii) 1,097,159 shares of common stock subject to warrants with exercise prices below the merger consideration of $2.82 per share. For purposes of calculating the per unit price, this price is based on the fact that (i) each outstanding share of common stock owned by shareholders (other than the Rollover Holders with respect to the Rollover Shares) will be converted into the right to receive $2.82 in cash, without interest, (ii) each outstanding stock option to purchase shares of ChyronHego Corporation common stock with a per share exercise price less than $2.82 will be converted into the right to receive a cash payment equal to (a) the excess of $2.82 over the per share exercise price for the shares of common stock subject to such stock option, multiplied by (b) the number of shares of common stock underlying such stock option and (iii) each warrant to purchase common stock that has an exercise price less than $2.82 will be converted into the right to receive a cash payment equal to the excess of $2.82 over the per share exercise price of such warrant.

☒

Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid: $11,249.59

Form or Registration No.: Schedule 14A and Schedule 13E-3

Filing Party: ChyronHego Corporation

Date Filed: December 10, 2014, January 14, 2015, February 6, 2015 and February 27, 2015

TABLE OF CONTENTS

Item 15. Additional information	1
Item 16. Exhibits	2

i

Introduction

 This Amendment No. 5 (this “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule”) is being filed by (i) ChyronHego Corporation, a New York corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction (“ChyronHego”), (ii) Vector CH Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership (“Purchaser”), (iii) CH Merger Sub, Inc., a New York corporation (“Merger Subsidiary”), (iv) Vector Capital IV International, L.P., a Delaware limited partnership (“VC IV Intl LP”), (v) Vector Entrepreneur Fund III, L.P., a Delaware limited partnership (“VEF III LP, and together with VCIV Intl LP, the “Guarantors”), (vi) Vector Capital Partners III, L.P., a Delaware limited partnership (“VCP III LP”), (vii) Vector Capital Partners IV, L.P., a Delaware limited partnership (“VCP IV LP”), (viii) Vector Capital, Ltd., a Cayman Islands exempted company (“VC LTD”), (ix) Vector Capital, L.L.C., a Delaware limited liability company (“VC LLC”), (x) Alexander R. Slusky, an individual (together with Purchaser, Merger Subsidiary, VC IV Intl LP, VEF III LP, VCP III LP, VCP IV LP, VC LTD and VC LLC, the “Purchaser Group”), (xi) Johan Apel, an individual, and the President and Chief Executive Officer and a director of ChyronHego, (xii) Westhill Group AB, of which Mr. Apel is sole equity owner and sole director, (xiii) Sören Kjellin, an individual, and the Chief Technology Officer of ChyronHego, and (xiv) Maxflyt AB, of which Mr. Kjellin is sole equity owner and sole director (together with Mr. Apel, Westhill Group AB, and Mr. Kjellin, the “Management Rollover Holders,” and collectively with ChyronHego and the Purchaser Group, the “Filing Persons”).

This Schedule relates to the Agreement and Plan of Merger, dated as of November 17, 2014 (the “Merger Agreement”), by and among Purchaser, Merger Subsidiary and ChyronHego.  Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Subsidiary has been merged with and into ChyronHego (the “Merger”), with the ChyronHego surviving the Merger as a wholly owned subsidiary of Purchaser. Purchaser and Merger Subsidiary are beneficially owned by VC IV Intl LP, VEF III LP and the Rollover Holders.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule.

The information contained in this Schedule concerning (i) ChyronHego was supplied by ChyronHego and no other Filing Person takes responsibility for the accuracy of such information and (ii) each other Filing Person was supplied by such Filing Person and no other Filing Person (including ChyronHego) takes responsibility for the accuracy of such information nor any other information not supplied by such Filing Person. Nothing contained in this Schedule 13E-3 is intended to alter the terms of any of the agreements entered into between any of the Filing Persons in connection with the Merger.

Item 15. Additional Information.

On March 6, 2015, at a special meeting of the shareholders of ChyronHego, ChyronHego’s shareholders voted to adopt the Merger Agreement.

On March 9, 2015, ChyronHego filed a Certificate of Merger with the Department of State of the State of New York, pursuant to which the Merger became effective. Upon the Merger, each outstanding share of ChyronHego common stock was converted into the right to receive $2.82 per share in cash, without interest and less any applicable withholding taxes (other than shares of ChyronHego common stock owned by (i) Purchaser, Merger Subsidiary or any other direct or indirect wholly owned subsidiary of Purchaser and (ii) shares contributed to Purchaser by the Management Rollover Holders and certain former shareholders of previously acquired companies (collectively, the “Rollover Holders”)). Upon the Merger, ChyronHego became a wholly owned subsidiary of Purchaser and the separate corporate existence of Merger Subsidiary ceased.

In connection with the completion of the Merger, ChyronHego has notified the NASDAQ Global Market (“NASDAQ”) of its intent to remove its common stock from listing on NASDAQ and requested NASDAQ to file a delisting application on Form 25 with the Securities and Exchange Commission to delist and deregister its common stock. ChyronHego will file with the Securities and Exchange Commission a certification on Form 15 under the Exchange Act, requesting the deregistration of ChyronHego’s common stock and the suspension of ChyronHego’s reporting obligations under Section 13 and 15(d) of the Exchange Act.

Item 16.	Exhibits.

(a)(1)	Not applicable.

(a)(2)(i)

Copy of Letter to Shareholders from the Secretary of ChyronHego Corporation, incorporated by reference to Schedule 14A filed by ChyronHego Corporation on February 6, 2015, as supplemented on February 27, 2015 (the “Proxy Statement”).

(a)(2)(ii)	Copy of Notice of Special Meeting of Shareholders, incorporated by reference to the Proxy Statement.

(a)(2)(iii)	Form of Proxy Card, incorporated by reference to Annex D to the Proxy Statement.

(a)(3)(i)	Proxy Statement, incorporated by reference to the Proxy Statement.

(a)(3)(ii)	Supplement to Proxy Statement, dated February 27, 2015, incorporated by reference to Schedule 14A filed by ChyronHego Corporation on February 27, 2015.

(a)(4)	Not applicable.

(a)(5)(i)

Press Release issued by ChyronHego Corporation dated November 17, 2014, incorporated by reference to Exhibit 99.1 of Schedule 14A Information Statement filed pursuant to Rule 14a-12 by ChyronHego Corporation on November 17, 2014.

(a)(5)(ii)

Limited Guarantee by Vector Capital IV International, L.P. and Vector Entrepreneur Fund III, L.P. in favor of ChyronHego Corporation, incorporated by reference to Exhibit 99.5 of Schedule 13D filed on November 26, 2014.

(a)(5)(iii)

Q&A in Relation to the Vector Capital Bid for ChyronHego Presentation made on November 17, 2014, incorporated by reference to Schedule 14A Information Statement filed pursuant to Rule 14a-12 by ChyronHego on November 17, 2014.

(a)(5)(iv)	Partnering with Vector Capital Presentation made on November 17, 2014, incorporated by reference to Schedule 14A Information Statement filed pursuant to Rule 14a-12 by ChyronHego on November 17, 2014.

(b)

Debt Commitment Letter, dated as of November 17, 2014, from Silicon Valley Bank and Apollo Investment Corporation to Merger Subsidiary, incorporated by reference to Exhibit (b) of the Schedule 13E-3 filed on December 10, 2014.

(c)(1)

Presentation by Duff & Phelps, LLC to the Special Committee of ChyronHego Corporation’s Board of Directors, dated as of November 16, 2014, incorporated by reference to Exhibit (c)(1) of the Schedule 13E-3 filed on December 10, 2014.

(c)(2)

Presentation by Duff & Phelps, LLC to the Special Committee of ChyronHego Corporation’s Board of Directors, dated as of November 17, 2014, incorporated by reference to Exhibit (c)(2) of the Schedule 13E-3 filed on December 10, 2014.

(c)(3)	Opinion of Duff & Phelps, LLC, dated November 17, 2014, incorporated by reference to Annex B to the Proxy Statement.

(d)(1)	Agreement and Plan of Merger, dated as of November 17, 2014, by and among ChyronHego Corporation, Purchaser and Merger Subsidiary, incorporated by reference to Annex A to the Proxy Statement.

(d)(2)

Voting Agreement, dated as of November 17, 2014, by and between ChyronHego Corporation and each of the signatories thereto, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by ChyronHego Corporation on November 17, 2014.

(d)(3)

Form of Rollover Agreement, dated as of November 17, 2014, by and between Purchaser and each Rollover Holder, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ChyronHego Corporation on November 17, 2014.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated March 9, 2015.

CHYRONHEGO CORPORATION

By:	/s/ Dawn R. Johnston
	Name:	Dawn R. Johnston
	Title:	Interim Chief Financial Officer, Treasurer and Secretary

JOHAN APEL

/s/ Johan Apel
Johan Apel

SÖREN KJELLIN

/s/ Sören Kjellin
Sören Kjellin

WESTHILL GROUP AB

By:	/s/ Johan Apel
	Name:	Johan Apel
	Title:	Sole Director

MAXFLYT AB

By:	/s/ Sören Kjellin
	Name:	Sören Kjellin
	Title:	Sole Director

VECTOR CH HOLDINGS (CAYMAN), L.P.

by its Delaware general partner Vector CH Management LLC

By:	/s/ David Baylor
	Name:	David Baylor
	Title:	Director

CH MERGER SUB, INC.

By:	/s/ James Murray
	Name:	James Murray
	Title:	President

VECTOR CAPITAL IV INTERNATIONAL, L.P.

By:	Vector Capital Partners IV, L.P., its general partner

By:	Vector Capital L.L.C., its general partner

By:	/s/ David Baylor
	Name:	David Baylor
	Title:	Chief Operating Officer

By:	Vector Capital, Ltd., its general partner

By:	/s/ David Baylor
	Name:	David Baylor
	Title:	Director

VECTOR ENTREPRENEUR FUND III, L.P.

By:	Vector Capital Partners III, L.P., its general partner

By:	Vector Capital, L.L.C., its general partner

By:	/s/ David Baylor
	Name:	David Baylor
	Title:	Chief Operating Officer

By:	Vector Capital, Ltd., its general partner

By:	/s/ David Baylor
	Name:	David Baylor
	Title:	Director

VECTOR CAPITAL PARTNERS III, L.P.

By:	Vector Capital, L.L.C., its general partner

By:	/s/ David Baylor
	Name:	David Baylor
	Title:	Chief Operating Officer

By:	Vector Capital, Ltd., its general partner

By:	/s/ David Baylor
	Name:	David Baylor
	Title:	Director

VECTOR CAPITAL PARTNERS IV, L.P.

By:	Vector Capital, L.L.C., its general partner

By:	/s/ David Baylor
	Name:	David Baylor
	Title:	Chief Operating Officer

By:	Vector Capital, Ltd., its general partner

By:	/s/ David Baylor
	Name:	David Baylor
	Title:	Director

VECTOR CAPITAL, LTD.

By:	/s/ David Baylor
	Name:	David Baylor
	Title:	Director

VECTOR CAPITAL, L.L.C.

By:	/s/ David Baylor
	Name:	David Baylor
	Title:	Chief Operating Officer

ALEXANDER R. SLUSKY

/s/Alexander R. Slusky
Alexander R. Slusky